Exhibit 99.3

THE CLOROX COMPANY
RECONCILIATION OF ECONOMIC PROFIT (1)

Dollars in millions	FY14	FY13	FY12
Earnings from continuing operations before income taxes	$861	$853	$791
Noncash restructuring-related and intangible asset impairment costs	4	-	4
Interest expense	103	122	125
Earnings from continuing operations before income taxes,
noncash restructuring-related and intangible asset impairment costs
and interest expense	$968	$975	$920
Income taxes on earnings from continuing operations before
income taxes, noncash restructuring-related and intangible asset
impairment costs and interest expense(2)	336	319	289
Adjusted after tax profit	$632	$656	$631
Average capital employed(3)	2,494	2,552	2,544
Capital charge(4)	225	230	229
Economic profit(1) (Adjusted after tax profit less capital charge)	$407	$426	$402

(1)	Economic profit (EP) is defined by the Company as earnings from continuing operations before income taxes, excluding noncash restructuring-related and intangible asset impairment costs, and interest expense; less an amount of tax based on the effective tax rate, and less a charge equal to average capital employed multiplied by the weighted-average cost of capital. EP is a key financial metric the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining management’s incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.
(2)	The tax rate applied is the effective tax rate on continuing operations, which was 34.7%, 32.7% and 31.4% in fiscal years 2014, 2013 and 2012, respectively.
(3)	Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year noncash restructuring-related and intangible asset impairment costs. Average capital employed represents a two-point average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation:

	FY14	FY13	FY12
Total assets	$4,258	$4,311	$4,355
Less:
Accounts payable	440	413	412
Accrued liabilities	472	490	494
Income taxes payable	8	29	5
Other liabilities	768	742	739
Deferred income taxes	103	119	119
Non-interest bearing liabilities	1,791	1,793	1,769
Total capital employed	2,467	2,518	2,586
After tax Noncash restructuring-related and
intangible asset impairment costs	3	-	4
Adjusted capital employed	$2,470	$2,518	$2,590
Average capital employed	$2,494	$2,552	$2,544

(4)	Capital charge represents average capital employed multiplied by the weighted-average cost of capital. The weighted-average cost of capital used to calculate capital charge was 9% for all fiscal years presented.